American Media, Inc.

1000 American Media Way

Boca Raton, Florida 33464-1000

October 19, 2012

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Loan Lauren P. Nguyen

                 Special Counsel

Re:	American Media, Inc. Registration Statement on Form S-4, as amended File No. 333-183477

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Media, Inc., a Delaware corporation, hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, as amended, to 3:00 p.m. (EDT) on Friday, October 19, 2012 or as soon thereafter as practicable.

Very truly yours,

AMERICAN MEDIA, INC.

By:	/s/ Christopher V. Polimeni
Name: Christopher V. Polimeni
Title: Executive Vice President, Chief Financial Officer and Treasurer